UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-37643

PURPLE BIOTECH LTD.

(f/k/a Kitov Pharma Ltd.)

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

* The registrant’s corporate name changed to Purple Biotech Ltd. effective as of December 7, 2020. The registrant’s ordinary shares and American Depositary Receipts will begin trading under the new name and under a new ticker symbol “PPBT” on the Tel Aviv Stock Exchange and NASDAQ Capital Market, respectively, effective on December 22, 2020.

EXPLANATORY NOTE

On December 10, 2020, Purple Biotech Ltd. (f/k/a/ Kitov Pharma Ltd.) (the “Company”) issued a press release “Kitov Announces Name Change to Purple Biotech Ltd.”, which is attached hereto as Exhibit 99.1, in which the Company announced that it had changed its corporate name to Purple Biotech Ltd. As previously disclosed on the Report of Foreign Private Issuer on Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on December 3, 2020, at the Annual General Meeting of Shareholders of the Company held on December 3, 2020, the shareholders approved an amendment to each of the Company’s Articles of Association and the Company’s Memorandum of Association to provide for the change in the Company’s name to “Purple Biotech Ltd.” or to such other name that contains the word “Purple” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies. On December 7, 2020, the Israel Registrar of Companies approved the change in the Company’s name to “Purple Biotech Ltd.”, and the Company’s Articles of Association and the Company’s Memorandum of Association have been amended accordingly. The Amended and Restated Articles of Association of the Company and the Amended and Restated Memorandum of Association of the Company are attached hereto as Exhibits 99.2 and 99.3, respectively. The Company’s ordinary shares and American Depositary Receipts will begin trading under the new name and under a new ticker symbol “PPBT” on the Tel Aviv Stock Exchange and NASDAQ Capital Market, respectively, effective on December 22, 2020.

Exhibits

99.1	Press release.
99.2	Amended and Restated Articles of Association of Kitov Pharma Ltd.
99.3	Amended and Restated Memorandum of Association of Kitov Pharma Ltd.

Incorporation by Reference

This Form 6-K, including all exhibits attached hereto, is hereby incorporated by reference into each of the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538), the Registrant’s Registration Statement on Form F-3, as amended, originally filed with the Securities and Exchange Commission on July 16, 2018 (Registration file number 333-226195), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on March 28, 2019 (Registration file number 333-230584), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 16, 2019 (Registration file number 333-233795), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 2, 2019 (Registration file number 333-235327), the Registrant’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 13, 2020 (Registration file number 333-238229), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 28, 2020 (Registration file number 333-238481) and each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 10, 2020 (Registration file numbers 333-239807 and 333-233793), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 10, 2020	PURPLE BIOTECH LTD. (f/k/a/ Kitov Pharma Ltd.)

	By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

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